FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated April 20, 2007

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Informative on the election of the members of the Board of Directors and Supervisory Board

Let us hereby inform our shareholders that the following persons were nominated so far with respect to agenda items 7-8:

Election of the members of the Board of Directors:

•                  Rudolf Kemler

Election of the members of the Supervisory Board:

•                  Jutta Burke

CV’s of the candidates:

Rudolf Kemler (born in 1956) has a diploma in engineering (Information Technology and Management). After first  steps in Austrian banks  and as general manager of the consulting company WBG  Betriebswirtschafts Beratungsgesellschaft m.b.H, Vienna , in 1989 he became Member of the Executive Board of Nixdorf Computer Austria where he was leading the merger of Siemens-Data and Nixdorf and became Director of Siemens Nixdorf Informationssysteme Austria. In 1992  became Executive Vice President of the Corporate Headquarter in Munich, worldwide responsible for the division “Banking Systems”. In 1995  went back to Austria as the Division Head for Computer Systems of Siemens Nixdorf for the region Austria and South East Europe.

In 1998 he became Senior Vice President and CIO of GE Capital Corporation in Stanford (USA) during a phase of several worldwide acquisitions of the GE group.

In 2000 took over the role of the CEO of Stage1.cc Technology Business Incubator AG in Vienna. The IPO of the company at the Austrian stock exchange in Vienna was also done in the year 2000.

In 2002 he joined the Deutsche Telekom Group and was appointed as CEO of T-Systems Austria & CEE.

Member of the Advisory Board of:

RWE Energy Aktiengesellschaft, Dortmund (GE), Chairman of T-Systems Pragonet, Prague (CZ)

Member of the Supervisory Board Stage 1 Beteiligungs Invest AG, Vienna, (AT)

Lecturer at the University of Economics in Vienna and is EDP-Graduate (Entrepreneurship Development Program) of Babson College, Boston (USA)

Jutta Burke (born in 1965) holds an M.A. from Bochum University, Germany.

From 1993 to 1997, Ms. Burke worked in the Controlling Department of the European Headquarters of Johnson Controls, Controls Division, based in Brussels. Between 1997 and 1999, she worked for GE Fanuc at their European Headquarters in Luxembourg, supervising the statutory and management reporting of the Spanish and German subsidiaries.

In 1999, she joined Techem AG, Frankfurt, as Manager Statutory Reporting. During the following five years, two major projects successfully accomplished were the IPO of the company on the German stock market, and the transition of the group’s reporting, first from German to U.S. GAAP, and then to IFRS.

Ms. Jutta Burke joined Deutsche Telekom AG in 2004 as Senior Expert U.S. GAAP and SEC Compliance, and is currently Corporate Country Manager, responsible for Hungary, Macedonia and Montenegro.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director, Investor Relations

Date: April 20, 2007